UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 29, 2014
KINDER MORGAN MANAGEMENT, LLC
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-16459 (Commission File Number)	76-0669886 (I.R.S. Employer Identification No.)

1001 Louisiana Street, Suite 1000
Houston, Texas 77002
(Address of principal executive offices, including zip code)

713-369-9000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01     Other Events.
As previously reported in Kinder Morgan Management, LLC’s Current Report on Form 8-K filed on August 12, 2014, Kinder Morgan, Inc. (KMI) has entered into a separate Agreement and Plan of Merger with each of Kinder Morgan Energy Partners, L.P. (KMP), Kinder Morgan Management, LLC (KMR) and El Paso Pipeline Partners, L.P. (EPB), pursuant to which KMI will acquire directly or indirectly all of the outstanding common units of KMP and EPB and all of the outstanding shares of KMR that KMI and its subsidiaries do not already own. The mergers and the other transactions contemplated by each of these merger agreements are collectively referred to as the “Transactions.” At the effective time of the mergers, (i) each publicly held KMR share will be converted into the right to receive 2.4849 shares of KMI common stock, (ii) through the election and proration mechanisms in the KMP merger agreement, on average, each common unit held by a public KMP unitholder will be converted into the right to receive 2.1931 shares of KMI common stock and $10.77 in cash, and (iii) through the election and proration mechanisms in the EPB merger agreement, on average, each common unit held by a public EPB unitholder will be converted into the right to receive 0.9451 shares of KMI common stock and $4.65 in cash. The consummation of each merger is contingent on the consummation of the other two mergers. KMI included each of KMP, KMR and EPB in its historical consolidated financial statements and will continue to include such entities in its consolidated financial statements after the completion of the Transactions.  As described in Item 9.01(b) below, this Form 8-K includes, in Exhibit 99.1, KMI’s pro forma financial information to give effect to the impacts related to the above Transactions, which Exhibit 99.1 is incorporated into this Item 8.01 by reference.
Set forth below are certain risk factors relating to the KMR merger. Realization of any of the risks described below could have a material adverse effect on KMI’s, KMR’s or the combined organization’s respective businesses, financial condition, cash flows and results of operations and could result in a decline in the trading prices of their respective securities.
The mergers that are part of the Transactions are contingent upon each other, and the KMR merger is subject to other substantial conditions and may not be consummated even if the required KMI stockholder and KMR shareholder approvals are obtained.
Completion of the KMR merger is contingent upon completion of the KMP merger and the EPB merger, and vice versa. No merger will occur unless all three mergers occur. The KMP merger and the EPB merger are subject to the satisfaction or waiver of their own conditions, including approval of merger agreements by KMP’s and EPB’s respective unitholders, some of which are out of the control of KMI and all of which are out of the control of KMR. Further, KMI’s stockholders must approve an amendment to KMI’s certificate of incorporation to increase the number of authorized shares of KMI common stock and must approve the issuance of KMI common stock in the three mergers.
The KMR merger agreement contains other conditions that, if not satisfied or waived, would result in the KMR merger not occurring, even though the KMI stockholders and the KMR shareholders may have voted in favor of the merger-related proposals presented to them. Satisfaction of some of these other conditions to the KMR merger, such as receipt of required regulatory approvals, is not entirely in the control of KMI or KMR. In addition, KMI and KMR can agree not to consummate the KMR merger even if all stockholder and shareholder approvals have been received. The closing conditions to the KMR merger may not be satisfied, and KMI or KMR may choose not to, or may be unable to, waive an unsatisfied condition, which may cause the KMR merger not to occur.
Because the exchange ratio is fixed and because the market price of KMI common stock will fluctuate prior to the consummation of the KMR merger, KMR shareholders cannot be sure of the market value of the KMI common stock they will receive in the KMR merger until the effective time of the KMR merger.
The market value of the KMI common stock that KMR shareholders will receive in the KMR merger will depend on the trading price of the KMI common stock as of the effective time of the KMR merger. The exchange ratio that determines the number of shares of KMI common stock that KMR shareholders will receive in the KMR merger is fixed. This means that there is no mechanism contained in the KMR merger agreement that would adjust the number of shares of KMI common stock that KMR shareholders will receive based on any decreases in the trading price of the KMI common stock. If the KMI common stock price as of the effective time of the KMR merger is less than the KMI common stock price on the date that the KMR merger agreement was signed, then the market value of the consideration received by KMR shareholders will be less than contemplated at the time the KMR merger agreement was signed.
KMI common stock price changes may result from a variety of factors, including general market and economic conditions, market expectations regarding the impact of the Transactions on KMI’s future financial performance, conditions affecting its industry generally or those of its customers, changes in KMI’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond KMI’s and KMR’s control.

KMR is subject to provisions that limit its ability to pursue alternatives to the KMR merger, could discourage a potential competing acquirer of KMR from making a favorable alternative transaction proposal and, in specified circumstances under the KMR merger agreement, could require KMR to pay a termination fee of $311 million to KMI.
Under the KMR merger agreement, KMR is restricted from entering into alternative transactions. Unless and until the KMR merger agreement is terminated, subject to specified exceptions KMR is restricted from soliciting, initiating, knowingly facilitating, knowingly encouraging or knowingly inducing or negotiating, any inquiry, proposal or offer for a competing acquisition proposal with any person. Under the KMR merger agreement, in the event of a potential change by the KMR special committee or the KMR board of its recommendation with respect to the KMR merger in light of a superior proposal or an intervening event, KMR must provide KMI with five days’ notice to allow KMI to propose an adjustment to the terms and conditions of the KMR merger agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of KMR from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per share market value than the market value proposed to be received or realized in the KMR merger, or might result in a potential competing acquirer of KMR proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in specified circumstances.
Under the KMR merger agreement, KMR may be required to pay to KMI a termination fee of $311 million if the KMR merger agreement is terminated under specified circumstances. If such a termination fee is payable, the payment of this fee could have material and adverse consequences to the financial condition and operations of KMR.
Some directors and executive officers of KMR have certain interests that are different from those of KMR shareholders generally.
Some directors and executive officers of KMR have interests that may be different from, or be in addition to, the interests of shareholders of KMR generally.
The KMI common stock to be received by KMR shareholders as a result of the KMR merger has different rights from KMR shares.
Following completion of the KMR merger, KMR shareholders will no longer hold KMR shares, but will instead be stockholders of KMI. KMI is a corporation, and KMR is a limited liability company. There are important differences between the rights of KMR shareholders and the rights of KMI stockholders.
KMI and the other parties will incur substantial transaction-related costs in connection with the Transactions.
KMI and the other parties to the Transactions, including KMR, expect to incur a number of non-recurring transaction-related costs associated with completing the Transactions, which are currently estimated to total approximately $90 million, excluding expenses associated with expected financing, which expenses could be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. There can be no assurance that the elimination of certain costs due to the fact that KMP, KMR and EPB will no longer be public companies will offset the incremental transaction-related costs over time. Thus, any net cost savings may not be achieved in the near term, the long term or at all.
Failure to complete, or significant delays in completing, the KMR merger could negatively affect the trading prices of KMI common stock and KMR shares and the future business and financial results of KMI and KMR.
Completion of the KMR merger is not assured and is subject to risks, including the risks that approval of the KMR merger by the KMR shareholders or by governmental agencies is not obtained or that other closing conditions are not satisfied. If the KMR merger is not completed, or if there are significant delays in completing the KMR merger, the trading prices of KMI common stock and KMR shares and the respective future business and financial results of KMI and KMR could be negatively affected, and each of them will be subject to several risks, including the following:

•	the parties may be liable for damages to one another under the terms and conditions of the KMR merger agreement;

•
negative reactions from the financial markets, including declines in the prices of KMI common stock or KMR shares due to the fact that current prices may reflect a market assumption that the KMR merger will be completed;

•	having to pay certain significant costs relating to the KMR merger, including, in the case of KMR in certain circumstances, a termination fee of $311 million; and

•
the attention of management of KMI and KMR will have been diverted to the KMR merger rather than each company’s own operations and pursuit of other opportunities that could have been beneficial to that company.

If the KMR merger is approved by KMR shareholders, the date that those shareholders will receive the merger consideration is uncertain.
Completing the KMR merger is subject to a number of conditions, not all of which are controllable or waiveable by KMI or KMR. Accordingly, if the KMR merger is approved by KMR shareholders, the date that those shareholders will receive the merger consideration depends on the completion date of the KMR merger, which is uncertain.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”). KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S‑4, which contains a preliminary proxy statement for KMI and a preliminary proxy statement/prospectus for each of KMP, KMR and EPB The Registration Statement has not yet been declared effective by the SEC. Each of KMI, KMP, KMR and EPB plan to mail to their respective security holders, as applicable, a proxy statement or proxy statement/prospectus in connection with the Proposed Transactions following the Registration Statement being declared effective by the SEC. The registration statement, the preliminary KMI proxy statement and each preliminary proxy statement/prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters. Investors and security holders are urged to read CAREFULLY the Registration Statement, THE APPLICABLE PROXY STATEMENT OR Proxy Statement/Prospectus AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE KMI PROXY STATEMENT AND EACH DEFINITIVE PROXY STATEMENT/PROSPECTUS, IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT/PROSPECTUS.
Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement/prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713)-369-9490 or by email at km_ir@kindermorgan.com.
NO OFFER OR SOLICITATION
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013 and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.
CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS
Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013 and other subsequent filings with the SEC. KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.
Item 9.01     Financial Statements and Exhibits.

(b)	Pro Forma Financial Information.
The Unaudited Pro Forma Condensed Combined Balance Sheet of Kinder Morgan, Inc. as of June 30, 2014 and the Unaudited Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 2014 and the year ended December 31, 2013 and Notes thereto are attached hereto as Exhibit 99.1 and incorporated herein by reference.

(d)	Exhibits.

99.1
Unaudited Pro Forma Condensed Combined Balance Sheet of Kinder Morgan, Inc. as of June 30, 2014 and the Unaudited Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 2014 and the year ended December 31, 2013 and Notes thereto.

S I G N A T U R E

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KINDER MORGAN MANAGEMENT, LLC

Dated: August 29, 2014	By:	/s/ Kimberly A. Dang
Kimberly A. Dang Vice President